Exhibit 4.8

Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building in the Haikou facility

Hainan Si Hai Industrial Commercial Consolidated Company (“Lessor”) and Hainan Jinpan Electric Co. Ltd. (“Lessee”) enter into agreement (“Agreement”) to lease factory building unit 5 located in the Jinpan Development Zone (the “Property”) on August 16, 2011.  Key terms of the lease are as follows:

•	The Property is 6,952 square meters. The Lessee is responsible for the renovating, equipping, and maintaining the Property

•	The term of the lease is two (2) years, beginning on January 1, 2012 and ending on December 31, 2013.

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The monthly rent is RMB 76,472.  Rent is payable on a quarterly basis.  The Lessee shall in the first month of quarter, between the 1st and 7th day of the month, wire transfer the rent for the quarter to the Lessor’s bank account.

•	The Lessor can terminate the lease in the following circumstances:

▪	the Lessee transfers or subleases the Property without the Lessor’s consent;
▪	the Lessee use the Property to conduct illegal activities or to harm the public interest;
▪	the Lessee fails to make rent payment for a cumulative period of three months; or
▪	the Lessee renovates or changes the structure of the Property without the Lessor’s consent.

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At the end of the lease term, if the Lessee cannot find another suitable property, the Lessor shall extend the term of the lease accordingly.  At the end of the lease term, if the Lessor wants to continue to lease the Property, then the Lessee has priority to renew the lease.

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In the event that the Lessor seeks to sell the Property, the Lessor shall give three months’ notice to the Lessee and give Lessee priority to buy the Property under the same terms as other buyers.  Sale of the Property by the Lessor to a buyer binds the buyer to the lease.

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If the Lessee seeks to terminate the lease prior the expiration of this Agreement, the Lessee shall give three months’ notice to the Lessor provided that the Lessee does not owe Lessor any unpaid rent.  If the Lessor agrees, then the Lessee can terminate the lease.

•	If the Lessee fails to pay rent 10 days past the due date, then the Lessee shall pay the Lessor a late fee equal to 0.3% of rent owed for each day past due.

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If the Lessee fails to pay three (3) months of overdue rent on a timely basis and the Lessor is not successful in obtaining payment from the Lessee or if the Lessee vacates the Property, then the Lessor may (i) seize and dispose the Lessee’s equipment and other property (ii) take the security deposit to satisfy any damages, if the Lessor gives public notice and the Lessee fails to respond within fifteen (15) days of the publication of such notice.